 Exhibit 1.02

USA Technologies, Inc.

Conflict Minerals Report

For The Calendar Year Ended December 31, 2013

This Conflict Minerals Report (this “Report”) of USA Technologies, Inc. (the “Company”), has been prepared for the calendar year ended December 31, 2013 pursuant to Rule 13p-1 and Form SD (the “Rule”) under the Securities Exchange Act of 1934, as amended.

1.	Background

The Rule requires the Company to determine whether any product that it manufactures (or contracts to have manufactured) contains Conflict Minerals, which the Rule defines as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. If any of the products the Company manufactures (or contracts to have manufactured) contains Conflict Minerals, the Company is required to conduct a reasonable country of origin inquiry to determine whether any such Conflict Minerals originated in the Democratic Republic of the Congo or its adjoining countries (the “Covered Countries”), or are from recycled or scrap sources. If the Company is unable to determine, through its reasonable country of origin inquiry, that any of the Conflict Minerals in its products originated from a Covered Country, it must exercise due diligence on the source and chain of custody of the Conflict Minerals contained in its products to ascertain the origin and chain of custody of such Conflict Minerals.

2.	Country of Origin Inquiry

The Company conducted a reasonable country of origin inquiry designed to determine whether any of the Conflict Minerals contained in its products originated in any of the Covered Countries.

Specifically, it reviewed all the products that are manufactured by or for the Company. As a result of such review, the Company was able to identify two products, namely the ePort® and the Energy Miser® (together, the “Covered Products”), that contain one or more Conflict Minerals.

The ePort is the Company’s core device, which is currently being utilized in self-service, unattended markets such as vending, amusement and arcade, car wash, and various other kiosk applications. It contains a telemeter and facilitates, among other things, cashless payments by capturing payment information and transmitting it to our network for authorization with the payment system (e.g., credit card processors). Our ePort products are available in several distinctive modular configurations.

The Energy Miser is a product that the Company offers to reduce the electrical power consumption of various types of existing equipment, such as vending machines, glass front coolers and other “always-on” appliances by allowing the equipment to selectively operate in a power saving mode when the full power mode is not necessary.

Following the review of its products, the Company contacted the suppliers of the Covered Products to determine if any of the Conflict Minerals contained in its Covered Products originated in any of the Covered Countries. As a result of such reasonable country of origin inquiry, the Company was not able to determine that any of the Conflict Minerals contained in its Covered Products did not originate in any of the Covered Countries. Consequently, the Company conducted the due diligence, outlined below, on the source and chain of custody of the Conflict Minerals contained in its Covered Products.

3. Due Diligence

The objective of the Company’s due diligence was to determine the source and chain of custody of the Conflict Minerals contained in the Covered Products. For the Covered Products manufactured during the calendar year ended December 31, 2013, the Company performed its due diligence between January 2014 and May 2014.

The Company believes that its supply chain is complex and that there are many third parties in the supply chain between the suppliers of our Covered Products and the original sources of the Conflict Minerals contained in such Covered Products. The Company does not purchase Conflict Minerals directly from mines, smelters or refiners. The Company must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products.

As part of its due diligence review of the Covered Products, the Company contacted the suppliers who supplied the Covered Products and requested information from them to determine if any of the Conflict Minerals contained in the Covered Products originated in a Covered Country. The Company also requested its suppliers to obtain the same information from their supply chains regarding entities that process the Conflict Minerals, and pass that information on to us. The Company responded to any questions and follow-up questions that the suppliers had regarding the Covered Products with respect to which the inquiry was requested by the Company and the kind and extent of inquiry that they were being requested to conduct within their own supply chains.

4.	Conclusion

After exercising the due diligence described above, the Company was unable to determine that all of its Covered Products qualify as “DRC conflict free,” as defined under the Rule. Accordingly, the Company has reasonably determined that each of its Covered Products is “DRC conflict undeterminable,” as defined in the Rule.

The Company expects to take the following steps, among others, to continue its due diligence measures and to mitigate the risk that the Conflict Minerals contained in its Covered Products finance or benefit armed groups in the Covered Countries:

a.	As we enter into new contracts or renew existing contracts, we will seek to add a clause that requires suppliers to identify the source of any Conflict Minerals included in the Covered Products that we acquire from such suppliers.

b.	Engage with suppliers to attempt to increase the response rate and improve the content of the supplier survey responses.

c.	Work to further improve the Company’s Conflict Minerals program and build transparency over its supply chain.